UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [  ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

SUBMITTED HEREWITH

Exhibits
99.1	National Instrument 43-101 Technical Report, Timmins West Mine
99.2	Consent of Qualified Person Eric Kallio
99.3	Consent of Qualified Person Kara Byrnes
99.4	Consent of Qualified Person Natasha Vaz
99.5	News Release "Tahoe Revises 2017 Guidance for Gold Operations and Provides Updated Reserves and Resources at Timmins West"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: September 22, 2017

/s/Edie Hofmeister
Edie Hofmeister
VP Corporate Affairs